EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the inclusion in this Registration Statement of Rim Semiconductor Company (formerly New Visual Corporation) and subsidiaries on Amendment No. 2 to Form SB-2 (SEC file # 333-133508) of our report which includes an explanatory paragraph as to an uncertainty with respect to Rim Semiconductor Company and Subsidiaries’ ability to continue as a going concern dated January 28, 2006, except for Notes 1, 2, 3 (Stock Based Compensation) and 10, which are as of July 6, 2006, with respect to our audits of the consolidated financial statements of Rim Semiconductor Company and Subsidiaries as of October 31, 2005 and 2004 and for the years then ended which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP
New York, New York

July 28, 2006